

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 10, 2010

Mr. Caichun Wen
Chief Executive Officer
China Transportation International Holdings Group Limited
c/o Yiyang Xiangyun Group Co., Ltd.
No. 823 Taohualun West Road
Yiyang City, Hunan Province, China 413000

> **Re: China Transportation International Holdings Group Limited**
> **Item 4.01 Form 8-K**
> **Filed April 30, 2010**
> **File No. 0-53658**

Dear Mr. Wen:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief